Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-276632

Investment Company Act File No. 811-22543

PROSPECTUS SUPPLEMENT

(to Prospectus dated March 25, 2024)

Supplement Dated May 12, 2025

to the currently effective Prospectus, as may be supplemented from time to time, for KKR Income Opportunities Fund (the “Fund”)

This supplement provides updated information beyond that contained in Prospectus and should be read in conjunction with the Prospectus.

Effective immediately, the section titled “Investment Objectives and Investment Strategies – Portfolio Composition – Structured Products” of the Prospectus is replaced in its entirety with the following:

The Fund may invest in structured products, including the following:

Collateralized Loan Obligations. A collateralized loan obligation (“CLO”) is a financing company (generally called a Special Purpose Vehicle or “SPV”), created to reapportion the risk and return characteristics of a pool of assets. While the assets underlying CLOs are typically secured loans, the assets may also include (i) unsecured loans, (ii) debt securities that are rated below investment grade, (iii) debt tranches of other CLOs and (iv) equity securities incidental to investments in secured loans. When investing in CLOs, the Fund may invest in senior debt, mezzanine debt and equity tranches. Equity tranches are the lowest tranche, which along with other lower tranches of a CLO, typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO. In addition, the Fund intends to invest in CLOs consisting primarily of individual secured loans of Borrowers and not repackaged CLO obligations from other high risk pools. The underlying secured loans purchased by CLOs are generally performing at the time of purchase but may become non-performing, distressed or defaulted. CLOs with underlying assets of non-performing, distressed or defaulted loans are not contemplated to comprise a significant portion of the Fund’s investments in CLOs. The key feature of the CLO structure is the prioritization of the cash flows from a pool of debt securities among the several classes of the CLO. The SPV is a company founded solely for the purpose of securitizing payment claims arising out of this diversified asset pool. On this basis, marketable securities are issued by the SPV which, due to the diversification of the underlying risk, generally represent a lower level of risk than the original assets. The redemption of the securities issued by the SPV typically takes place at maturity out of the cash flow generated by the collected claims.

Credit-Linked Notes. The Fund may purchase credit-linked notes for risk management purposes. A credit-linked note is a form of funded credit derivative instrument. It is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation). Credit-linked notes are created by embedding a credit default swap in a funded asset to form an investment whose credit risk and cash flow characteristics resemble those of a bond or loan. These credit-linked notes pay an enhanced coupon to the investor for taking on the added credit risk of the reference issuer. In addition to the credit risk of the reference obligations and interest rate risk, the buyer/seller of credit-linked notes is subject to counterparty risk.

In addition, effective immediately, the following is added to the section titled “Risk Factors” of the Prospectus:

CLO Equity Risk. When investing in CLOs, the Fund may invest in any level of a CLO’s subordination chain, including equity tranches, which typically take the form of “subordinated notes” and represent the most junior tranche in a CLO’s capital structure. CLOs are typically highly levered and, therefore, the CLO junior debt and equity tranches in which the Fund may invest are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated. CLO junior debt and equity tranches are subject to increased risks of default relative to the holders of more senior priority interests in the same CLO. Holders of CLO junior debt and equity tranches typically have limited rights with respect to decisions made with respect to collateral following an event of default on a CLO. In some cases, the senior-most class of notes can elect to liquidate the collateral even if the expected proceeds are not expected to be able to pay in full all classes of notes, which could result in a complete loss of the Fund’s investment in such a scenario. In addition, at the time of issuance, CLO junior debt and equity tranches are under-collateralized such that the face amount of the CLO junior debt and equity tranches exceeds the CLO’s total assets. To the extent the Fund invests in CLO junior debt and equity tranches, the Fund will typically be in a first-loss or subordinated position with respect to a default or realized losses on the underlying assets held by a CLO which may reduce the fair value of the Fund’s corresponding CLO investment. The more deeply subordinated the CLO tranche in which the Fund invests, the greater the risk of loss upon a default. Any defaults or realized losses in excess of expected default rates and loss model inputs will have a negative impact on the fair value of the Fund’s investments, will reduce the cashflows that the Fund receives from its investments, adversely affect the fair value of the Fund’s assets, and could adversely impact the Fund’s ability to pay dividends.

Additionally, on February 10, 2025, the Fund acquired all of the assets and certain liabilities of Insight Select Income Fund (“INSI”) at net asset value in exchange for consideration consisting of shares of the Fund and cash (the “transaction”). Following the closing of the transaction, shares of KIO and cash consideration were distributed to shareholders of INSI. The transaction was structured as a tax-free reorganization. In connection with the transaction, the Adviser agreed to waive a portion of its Management Fee from 1.10% to 0.99% of the average daily value of the Fund’s Managed Assets (as defined in the prospectus) for the 12-month period following the closing of the transaction. Shareholders of the Fund approved the issuance of additional common shares of beneficial interest of the Fund in connection with the transaction.

Please Retain This Supplement for Future Reference